October 21, 2005


Mail Stop 4561

Mr. Richard J. Verdiramo
President
RECOV Energy Corp.
3163 Kennedy Boulevard
Jersey City, NJ 07306

Re:	RECOV Energy Corp.
	Form 10-KSB for the year ended March 31, 2005
	Filed July 15, 2005
	File No. 0-30230

Dear Mr. Verdiramo:

      We have reviewed your response letter dated September 23,
2005
and related amendments and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the year ended March 31, 2005

Consolidated Financial Statements

Consolidated Income Statement, page 11

1. Please provide us with your basis for classifying the "Gain on reduction of debt of discontinued subsidiary" within continuing operations instead of discontinued operations. Refer to paragraph
44
of SFAS No. 144.





Consolidated Statement of Operations, page 24

2. We have read your response to prior comment 5 but are unable to locate your revisions to retroactively reflect the reverse stock split of twenty to one for all periods presented. Please revise your fiscal 2004 and 2003 consolidated statement of operations or advise us.

Form 10-QSB for the quarter ended June 30, 2005

Consolidated Income Statement, page 4

3. Please tell us how you considered the guidance in paragraph 10 of
SFAS 128 in including the restricted shares issued to your president in the denominator for the purposes of calculating earnings per share.

*    *    *    *
      As appropriate, please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief
Mr. Richard J. Verdiramo
RECOV Energy Corp.
October 21, 2005
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